Exhibit 13.1

RESERVATIONS EMAIL

Digital Brands Group is a curated collection of digital-first lifestyle brands that is redefining retail and the customer experience. Because of the increasing market share direct and digital brands are capturing, DBG is focused on expanding its portfolio of brands through both building and buying digital-first businesses. The company aims to actively seek acquisition targets with a clear strategy while leveraging the key components of each into its shared resources model.  Currently, DBG is comprised of two digitally-native brands:

1.	DSTLD: Premium Denim & Essentials

2.	ACE Studios: Luxury Men's Suiting & Sportswear, launching Q4 2018

DSTLD (pronounced 'distilled') has previously completed two Regulation A+ rounds with SeedInvest, raising over $4.6M from more than 3,400 investors. DSTLD was DBG's first portfolio company and recently surpassed $15M in revenue from more than 71.9K customers.

RESERVATIONS EMAIL

Digital Brands Group | Digitally-Native Lifestyle Brands

$10mm Series A-3 — $35mm pre-money valuation

Digital Brands Group (DBG) is a curated collection of digital-first lifestyle brands that is redefining retail and the customer experience. The Group's first brand is DSTLD, which has previously raised over $5mm with SeedInvest. DBG was created to use its previous success scaling a direct-to-consumer brand and use that model to market new brands across various verticals.

•	$15mm+ Lifetime Sales; 71.9k+ Lifetime Customers

•	149% Compounded Annual Growth Rate; 79% YoY Sales Growth

The company has just launched its reservation campaign as it awaits SECqualification.

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Audience: whole list minus opts outs

Subject: Our Next Chapter is About to Begin...

Mini Subject: Announcing the Next Big Thing.

DSTLD is getting ready to expand our portfolio. And, possibly, yours.

Introducing: Digital Brands Group

Founded by the same team (and key new players) that’s behind DSTLD, Digital Brands Group is a curated collection of luxury lifestyle, digital-first brands. We’re bringing together like-minded DtC names under one portfolio so you can continue to benefit from what we do best: bringing the highest quality product at the best value directly to you.

You already know DSTLD, and soon, we’ll be announcing the launch of ACE Studios — a performance luxury men’s suiting and sportswear brand. But we’re only just getting started; there’s much more to come in 2019.

Today, we are inviting you to invest; in just a few short weeks, our latest Online Public Offering with SeedInvest will go live. In the meantime, you can head over to our profile for an in-depth look at Digital Brands Group and be the first to reserve your shares.

Sign me up →

We Are the Future of Retail

E-commerce and direct-to-consumer retail models are gaining an ever-greater lead, driving revenue growth and market share. Last year alone, e-commerce sales drove over 49% of retail growth. We strongly believe in this market’s future - and we want to play an active role in it.

Founded upon sharing the resources that are time consuming and expensive to build (ie: operations, marketing, fulfillment), Digital Brands Group will be a well-rooted home for a variety of gifted online brands and a fixture within the e-commerce market. Each of the brands within our portfolio will be able to cultivate their unique identity and amplify their growth in a more efficient, affordable way to the benefit of all – you included.

Learn more →

You Can Now Reserve Shares in DBG

In 2016, DSTLD became the first-ever fashion brand to raise funds from our community through an Online Public Offering. We were floored by the support we received, and have since launched two additional equity crowdfunding campaigns resulting in over $4.6 million raised from more than 3,400 customers and fans. Because of the overwhelming response - and our incredible growth since - we felt that an Online Public Offering was the only way to grow Digital Brands Group, too.

Reserve shares now →

VIDEO SCRIPT

Digital Brands Group is essentially the first portfolio of direct to consumer brands. We’re using this portfolio theory to provide a select group of shared services while maintaining the integrity of each brand and the creative teams of each brand and really letting them service the customer and the products in the best way they can.

You see it in the news everyday. Last year 8,600 stores closed. These are staggering numbers. From the Industrial Revolution until about 2010 you saw single brand players monopolizing the consumer goods market and the internet kind of upended everything and revolutionized almost every part of our lives and disrupted the traditional retail models.

The unique nature of DTC brands requires a different type of logistics, infrastructure, and working capital. Think about Amazon who’s the 800 lb gorilla in the room. It took 14 years for them – that’s 58 quarters – after their may 1997 IPO to make cumulatively as much as it produced last quarter. That is a staggering statistic. It shows you how hard these things are to build and just how valuable once built.

The shift in this paradigm is really an opportunity for us to fill a vacuum and breakthrough revenue and share barriers that are keeping brands small.

One of the unique advantages investors have in DBG is we have an experienced management team already. We’ve raised over $100M in venture capital and venture debt and we’ve scaled companies to well north of 125 – 150M in valuation.

Digital Brands Group started with DSTLD which launched in 2014. DSTLD focuses on premium denim and functional, lasting wardrobe essentials in black, white, and denim. In four years, we’ve built the company to over $15M in revenue and have over 71,000 customers.

The second brand we’re launching under Digital Brands Group is ACE Studios. ACE is a men’s suiting and sportswear brand that’s really founded upon the ideas of luxury, performance, fit, and value.

Even though ACE will offer a different product selection from DSTLD, we’ve been able to find valuable synergies. We’ve leveraged DSTLD’s already established marketing team, production contacts, and operations team to drastically reduce ACE’s startup costs. This means we have more resources to put into the launch and marketing behind ACE.

Through adding ACE to our roster, we’ve been able to scale both brands more efficiently than developing them separately.

People ask us what are you doing a Reg A for DBG, why not go to sophisticated institutional investors you’ve worked with in the past. Reg A is a much better way forward, it is a better path. It’s so much more fun to work with people who are excited for the long term ride.

In the long run we envision an IPO. It’s really important to us to reward the customers and investors who got us to where we are today and we feel that it will drive the longest term most sustainable scenario that will allow us to execute on our vision year in and year out.

We’re so excited and think it’s such a unique opportunity – because we’re building the first-ever portfolio of digital brands. That’s important because when you look at some of the best performing companies in the world they are portfolio brands. So we’re taking what someone has already done incredibly well and making it a modern concept which is digital first instead of wholesale first. And that is what is so exciting and it’s a massive opportunity.

SEEDINVEST PROFILE

Overview:

Since 2010, the retail landscape has undergone an undeniable shift away from traditional brick and mortar stores toward digital-first and direct-to-consumer brands (DtC), and the shift in consumer preferences already shows in the GDP. In 2016 direct sales contributed 6% ($1.12T) to the US economy, up from 3.7% in 2012.

There’s $2B in estimated sales between the top 200 digitally native vertical brands (DNVBs), most of which are sub-scale, and many of them in need of investment, infrastructure, and a solution to quickly scale in order to survive.  But the unique nature of  DtC brands requires a different type of logistics, working capital, and infrastructure investment.

Digital Brands Group (DBG) is a portfolio of digital-first lifestyle brands that share  operational, infrastructure, and data resources as means to drive down redundant fixed costs that are difficult to establish and expensive to maintain. By forming a shared resources model of curated vertical commerce (v-commerce) labels, each of which bringing a unique set of products, values, and engaged customers to DBG, we're able to scale multiple brands under one umbrella and create a business that is exponentially larger than any one single brand.

Because of the increasing market share direct and digital brands are capturing, DBG is focused on expanding its portfolio of brands through both building and buying digital-first businesses. Currently, DBG is comprised of two digitally native brands: (1) DSTLD | Premium Denim + Essentials, and (2) ACE Studios | Luxury Men's Suiting + Sportswear, launching Q4 2018.

DSTLD (pronounced 'distilled') has previously completed two Regulation A+ rounds with SeedInvest, raising over $4.6M from more than 3,400 investors. DSTLD was DBG's first portfolio company and recently surpassed $15M in revenue from more than 71.9K customers.

Products & Services

Digital Brands Group is uniquely positioned to shape and thrive in today’s market by providing digitally native vertical brands (DNVBs) affordable, data-driven shared resources to optimize and scale their businesses. Sharing services (ie: manufacturing, fulfillment, marketing, accounting and legal, customer service) drives down any one brand's fixed costs and frees up cash flow to be reinvested in key areas, like better raw materials, new production partners, innovative production techniques, sales / marketing channels, and operating income.

DBG is focused on both building and acquiring digital-first brands for three primary reasons:

•	E-commerce and direct-to-commerce are driving revenue growth and market share (see slide 4 of deck). We have an established tech stack, achieving best-in-class website conversion, and are industry leaders in digital marketing, consistently achieving 2-3x ROA.

•	DNVBs have multiple distribution opportunities: Online, Showrooms, and strategic 3rd parties (see slide 6 of deck). Showrooms or limited inventory storefronts have become a core part of our customer acquisition and retention strategy. Between our New York City and Los Angeles locations, we're seeing 12% higher LTV and 72% lower returns with our first-time retail customers.

•	Public and private digital brands drive the greatest shareholder value (see slide 7 of deck).

Our target customer is the digitally native Millennial and Gen X consumer, an under marketed segment, of which 68% demand an omni-channel shopping experience. This customer values above all: transparency, quality, and value. As such, all DBG brands are required to meet not just specific financial requirements to join the Group, but also embrace the ideals crucial to the Millennial and Gen X value system.

DBG is currently comprised of two brands (and having meaningful conversations with seven additional high quality accretive acquisition targets):

DSTLD | Premium Denim + Essentials

DSTLD launched in 2014 under the premises that ethically produced, well-crafted clothing shouldn’t cost so much, and that Fast Fashion is an excessive and unsustainable industry. Inspired by the creatives that constitute Los Angeles (filmmakers, writers, entrepreneurs, artists, and designers), DSTLD set out to build a contemporary brand based on the modern uniform they saw around them: Jeans, t-shirts, and other luxury-level basics that no person can live without.

DSTLD at a glance:

•	$14.8M+ Lifetime Sales

•	149% Compounded Annual Growth Rate; 79% YoY Sales Growth

•	71k+ Lifetime Customers

•	DSTLD customers are profitable on their first order and have a 2.3x customer acquisition payback after just 12 months.

•	Unit Economics (lifetime): blended CAC of $43; AOV of $119; repeat purchase rate of 52%

ACE Studios | Performance Suiting + Luxury Sportswear (launching December 2018)

ACE Studios is a luxury menswear brand that believes in performance, fit, and quality at a a fair value. We work with centuries old Italian mills and European factories to produce premium menswear that’s grounded in tradition, focused on innovation and performance-forward raw materials, and offered at an exceptional value. Launching in December 2018 with a collection of performance tees, dress shirts, a suit jacket, and slacks.

ACE Studios at a glance:

•	Partners include centuries-old Italian mills rooted in heritage Italian craftsmanship to deliver unparalleled quality .

•	Suits utilize Impact Zero fabric, a sustainable wool that’s specially woven with stretch for ease of movement. Impact Zero fabric is water-repellent, anti-wrinkle, odor-free, and thermoregulated. Its development requires only one-third of the water normally used to create traditional wool fabrics and removes harsh chemicals from the process all together.

•	Suits and dress shirts will be offered in Slim and Tailored fits to start.

WHAT THE PRESS IS SAYING

"The Best Figure Flattering Denim" VOGUE

"A pair of premium, quite perfectly cut jeans." GQ

"Meet the denim company that will change your life (and wardrobe) for good." AOL

"Our favorite denim brand just released our favorite new jacket" InsideHook

"The Best New Jeans for Men" Men’s Journal

"The DSTLD team has developed incredible fit technology that emphasizes 'body-mapping'." ELLE

"I can truly say that the style hugged my curves in all the right places." PopSugar

CUSTOMER AND INVESTOR FEEDBACK

"The first time I tried on my DSTLD jeans, I was immediately hooked by the quality, fit, and convenience. I have yet to find a pair of jeans thats fits better." Wesley T. | Investor | Customer since December 2015

"DSTLD is taking the art of style and simplicity to a whole other level." David | Investor | Customer since May 2015

"They are the most comfortable and soft jeans I've encountered. An absolutely fabulous job on the jeans, one can see and feel the quality that has gone into them." Garrett M. | Customer since September 2015

"Great quality jeans. I never thought I'd find a pair that I love as much as my AG jeans, but these have surpassed my expectations. The skinny Black Powerstretch pair is my favorite — great stretch without it loosening up too much and giving a baggy butt look. After several washes the black has not faded at all. Customer service is superb." Christina O. | Customer since November 2014

"Your jeans are simply the best and I want more." Shea L. | Customer since September 2015

"A unique product line that stands out above the rest with quality and design. " Andy B. | Investor | Customer since May 2016

"DSTLD is the fabric of America, with quality made staples for any wardrobe. The best investment is one that you use and becomes a staple in everyone's life, DSTLD has that product. " Robert H. | Investor | Customer since July 2016

"The clothing industry is ripe for re-imagination and DSTLD is forging that path." Joe C. | Investor | Customer since October 2014

"In an industry where fast fashion dominates, it's refreshing to have a brand that's focused on providing stylish, high-quality and affordable clothing." John P. | Investor | Customer since September 2016

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Market Landscape:

Over the past 10 years, there has been a permanent shift in the retail landscape. More than 8,600 U.S. retail stores shuttered in 2017 and e-commerce represented roughly 49.4% of all retail sales growth. What's more is online sales in the United States are expected to reach $523 billion in the next five years, up 56% from $335 billion in 2015.

Since 2012, investors have put nearly $2.5B into direct-to-consumer brands in design and apparel. Innovation-led growth is now driven by the smaller direct-to-consumer brands that are slowly picking apart the gradual-to-adapt big brands, filling the vacuum traditional retail is leaving behind.

Two-thirds of today’s consumer expects to directly connect with the brands they’re passionate about and demand brands tout a compelling mission, transparency, exceptional quality at a fair value, and and an unparalleled customer experience; this is where we maintain a competitive edge in the market. Digital Brands Group is able to meet each of these criteria through owning their customer data and shopping experience from start to finish.

Most major retailers are slow to adapt to the direct landscape, but some have been slowly adapting for years (Nike expects to increase its direct sales from $6BN to $16BN by 2020), while others have bought their way in (the acquisition of Bonobos and Jet.com by Walmart, the $1B acquisition of Dollar Shave Club by Unilver). As a result, DNVBs acquisitions are increasing, and valuations are rising.

The acquisition brings expertise and technology in direct-to-consumer sales we can use internationally and in other parts of our business.

— Paul Polman, CEO, Unilever, on acquisition of Dollar Shave Club